Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Closing of $6 Million Private Placement Financing to Support Digital Asset Treasury Strategy

New York, NY, Aug. 19, 2025 (GLOBE NEWSWIRE)— Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a digital fintech group, is pleased to announce the successful closing of a private placement financing. The Company entered into securities purchase agreements with institutional investors for the sale of its ordinary shares, and the offering resulted in total gross proceeds of approximately US$6.0 million, before deducting offering expenses payable by the Company.

The Company intends to use the net proceeds from this private placement to further advance the Company’s Digital Asset Treasury strategy. The financing strengthens the Company’s balance sheet and provides additional financial flexibility to pursue growth opportunities in the rapidly evolving digital asset landscape.

Shi Qiu, CEO of MFH, commented on this significant development, stating, “We are pleased to have successfully completed this private placement with strong institutional investors who recognize the value proposition of our company. This funding provides the capital we need to continue executing our Digital Asset Treasury initiatives and driving long-term value for our shareholders.”

The securities described above were sold in a private placement pursuant to Regulation S under the Securities Act of 1933, as amended, and have not been registered under the Securities Act. The securities may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (NASDAQ: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation across digital asset management, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contact:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1 (646) 866-7928

Email: mfhfintech@iecapitalusa.com